UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14f-1/A
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FIRST TRANSACTION MANAGEMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27615	52-2158936
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

c/o Castle Bison, Inc.
31200 ViaColinas, Suite 200
Westlake Village, CA
Attn: Raul Silvestre, Esq.

(Address of principal executive offices)

(Registrant's telephone number, including area code) (818) 597-7552

Copies to:
Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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This Amendment to the Information Statement filed on Schedule 14f-1of First Transaction Management, Inc. (the “Company” or the “Registrant”) which was filed with the Securities Exchange Commission on August 20, 2008 (the “Original Filing”), is being filed to amend certain disclosure regarding the authorized common stock and preferred stock of the Company.

Except for the amendments described above, this Schedule 14f-1/A does not modify or update other disclosures in, or exhibits to, the Original Filing.

This Information Statement is being mailed on or about August 20, 2008, by First Transaction Management, Inc. (the "Company") to the holders of record of shares of its Common Stock as of the close of business on August 15, 2008. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to a Stock Purchase Agreement, dated as of August 14, 2008 (the "Purchase Agreement"), by and among the Company, one of the Company’s shareholders, Susan A. Schreter (the “Seller”), Castle Bison, Inc., for itself and several buyers (“Castle”) and Vision Opportunity China LP (“Vision” and together with Castle being collectively referred to as "Buyers").

First Transaction Management (OTCBB: FMNG) was incorporated as a Delaware corporation in1999. The Company has not had substantial operations or assets, and has sought a candidate with which it can merge or whose operations or assets can be acquired through the issuance of common stock, equity and/or debt. Existing shareholders of the Company will, in all probability, experience significant dilution of their ownership of the Company in connection with any such acquisition. Management placed no restrictions on the types of businesses which may be acquired.

Change of Control

On August 14, 2008 (the "Purchase Date"), the parties entered into the Purchase Agreement and pursuant thereto the several Buyers purchased and the Seller sold an aggregate of 262,798 previously issued and outstanding shares of the Company's restricted common stock, comprising, 65.820 % of the issued and outstanding capital stock of the Company, and Seller’s Secured Promissory Note (the “Note”) made by the Company to the Seller that is convertible into 656,665 shares of common stock of the Company, for the aggregate purchase price, including expenses, of $600,000. All of the Company's current officers and directors agreed to resign and the Buyers' nominee, Dr. Lawrence Chimerine was appointed to fill the Board vacancy resulting in connection with the stock purchase transaction and was appointed as the Company’s Chief Executive Officer.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for our Board of Directors has been furnished to us by such individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

In connection with the Purchase Agreement, on the Purchase Date, the Company's Chief Executive Officer, Secretary and sole director, Susan A. Schreter, resigned and subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, appointed Dr. Lawrence Chimerine (“Chimerine"), as the new sole Director and Chief Executive Officer of the company prior to tendering her resignation as a director. Rule 14f-1 provides that Chimerine will become a director ten (10) days after the filing of this Statement with the Securities and Exchange Commission (the "Commission") and its delivery to the Company's shareholders, and will serve until his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new director in connection with the Purchase Agreement.

To the best of the Company’s knowledge, the incoming director is not currently a director, does not hold any position with the Company and has not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, the designee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 5 years and has not been subject to a finding of any violation of federal or state securities laws.

Voting Securities

Our authorized capital consists of 150,000,000 shares, of which 125,000 are classified as common stock with a par value of $0.01 per share, and 25,000 are classified as preferred stock, par value $0.01 per share. At the close of business on August 14, 2008, and taking into account the immediate conversion of the Note by the Buyers into common stock of the Company, the Company had 1,055,921 shares of Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of August 14, 2008, with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (4)
Castle Bison, Inc. (1)	183,796	17.41%
Vision Opportunity China LP (2)	627,533	59.43%
Dr. Lawrence Chimerine (3)	18,022	1.71%
All officers and directors as a group (1 persons)	18,022	1.71%

(1)	The address of this each beneficial owner is 31200 Via Colinas, Suite 200, Westlake Village, CA, 91362.
(2)	The address of this beneficial owner is: c/oVision Capital Advisors LLC 20 West 55th Street, 5th Floor New York, NY 10019 Attn: Kim Gabriel, Esq., Legal and Operations.
(3)	The address of this each beneficial owner is 4740 S. Ocean Blvd., #1111 Highland Beach, FL 33487
(4)
Applicable percentage ownership is based on an assumption of 1,055,921 shares of common stock outstanding as of August 14, 2008, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently obtainable or obtainable within 60 days of August 14, 2008 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Changes to the Board of Directors

The following sets forth the name of the current Director, nominee for Director and executive officer of the Company, and the principal positions with the Company held by such persons. The Director serves one year terms or until his successor is elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the closing on the Purchase Agreement, but plans to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. There are no family relationships among any of the Directors, nominees or executive officers.

There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Director and Executive Officer

Susan Schreter, Chief Executive Officer and Director
Susan A Schreter has been president and a director of Caring Products International, Inc since January 1993 where she was responsible for the design and commercialization of Caring Product's products as well as other executive functions. She will continue to serve as president and a director of Caring Products International, Inc following the spin off. From July 1985 to December 1992, she was president of Beta International Inc, New York, New York, a firm providing consulting services to growing companies, private business investors and buy-out funds in the areas of acquisition due diligence, cash flow planning, strategic business planning and capital investment.

Other Director and Executive Officer

Larry Chimerine, Chief Executive Officer and Director
Dr. Chimerine has for more than the past nine years been president of Radnor International Consulting Inc., based in Radnor, Pennsylvania and partner and member of the Investment Committee of Strategic Capital Advisors, based in West Conshocken, Pennsylvania. Dr. Chimerine is also a director of Franklin Bank of Texas and TMGI, a Nordic exchange listed company. For more than the past 25 years Dr. Chimerine has been an economic consultant advising financial institutions and government agencies on the state of the United States and world economics, on specific industries and business sectors, and on the impact of economic conditions on decision making, budgeting, and strategic planning. He has served on the House of Representatives Task Force on International Competitiveness, the Census Advisory Committee and the Economic Policy Board of the Department of Commerce. He is the author or editor of several books as well as articles that have appeared in the New York Times, Washington Post, and American Economic Review. Dr. Chimerine has been a director of House of Taylor Jewelry, Inc., a publicly held Los Angeles-based international jewelry company, since September 2005.

Executive Compensation

Susan Schreter, as the Chief Executive Officer of the Company accrued compensation under the Note, which has been transferred and converted as of the closing under the Purchase Agreement. As of the date hereof, no compensation is due to the executive officers of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2007, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and is considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, First Transaction Management, Inc., has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: August 25, 2008
First Transaction Management, Inc.

By:	/s/ Dr. Lawrence Chimerine
Chief Executive Officer